UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                             (AMENDMENT NO. 1)


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 Sonat Inc.
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                              (Name of Issuer)



                       Common Stock, $1.00 par value
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                       (Title of Class of Securities)



                                 835415000
             --------------------------------------------------
                               (CUSIP Number)



                         Gary P. Cooperstein, Esq.
                            Warren de Wied, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                         Telephone: (212) 859-8000
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)



                               March 23, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

     This Amendment No. l (this "Amendment") amends the Statement on
Schedule 13D (as amended, the "Statement") previously filed by El Paso Energy Corporation relating to the shares of Common Stock, par value $1.00 per share, of Sonat Inc., a Delaware corporation.

     1. Items 2 (a) through (c) and (f) of the Statement are hereby amended as follows:

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(c);(f) Schedule I to the Statement is hereby amended to read in its entirety as set forth in the revised Schedule I attached hereto.

     2. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Statement.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 1999


                                        /s/ H. Brent Austin
                                        ----------------------------------
                                        Name: H. Brent Austin
                                        Title: Executive Vice President
                                               and Chief Financial Officer

                                 Schedule I


                    Executive Officers and Directors of

                         El Paso Energy Corporation



     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of El Paso Energy Corporation ("El Paso") is set forth below.



Name and Citizenship         Business Address               Position/Principal Occupation
--------------------         ---------------------          -----------------------------

Executive Officers &
Directors:

William A. Wise              El Paso Energy Corporation     Chairman of the Board,
(United States Citizen)      1001 Louisiana Street          President and Chief
                             Houston, Texas 77002           Executive Officer

H. Brent Austin              El Paso Energy Corporation     Executive Vice President and
(United States Citizen)      1001 Louisiana Street          Chief Financial Officer
                             Houston, Texas 77002

Richard Owen Baish           El Paso Energy Corporation     President of El Paso Natural
(United States Citizen)      1001 Louisiana Street          Gas Company
                             Houston, Texas 77002

John D. Hushon               El Paso Energy Corporation     President of El Paso Energy
(United States Citizen)      1001 Louisiana Street          International Company
                             Houston, Texas 77002

Greg G. Jenkins              El Paso Energy Corporation     President of El Paso Power
(United States Citizen)      1001 Louisiana Street          Services Company
                             Houston, Texas 77002

Robert G. Phillips           El Paso Energy Corporation     President of El Paso Field
(United States Citizen)      1001 Louisiana Street          Services Company
                             Houston, Texas 77002

Joel Richards III            El Paso Energy Corporation     Executive Vice President
(United States Citizen)      1001 Louisiana Street
                             Houston, Texas 77002

Mark A. Searles              El Paso Energy Corporation     Senior Vice President
(United States Citizen)      1001 Louisiana Street
                             Houston, Texas 77002

Jeffrey I. Beason            El Paso Energy Corporation     Vice President and Controller
(United States Citizen)      1001 Louisiana Street
                             Houston, Texas 77002

C. Dana Rice                 El Paso Energy Corporation     Vice President and Treasurer
(United States Citizen)      1001 Louisiana Street
                             Houston, Texas 77002

John W. Somerhalder II       El Paso Energy Corporation     President of Tennessee Gas
(United States Citizen)      1001 Louisiana Street          Pipeline Company
                             Houston, Texas 77002

Britton White Jr.            El Paso Energy Corporation     Executive Vice President and
(United States Citizen)      1001 Louisiana Street          General Counsel
                             Houston, Texas 77002

Byron Allumbaugh             Ralphs Grocery Company         Director of El Paso/Retired
(United States Citizen)      610 Newport Center Drive,
                             Suite 210
                             Newport Beach, CA 92660

Juan Carlos Braniff          Presidente Masaryk No. 8       Director of El Paso/Deputy CEO
(Mexican Citizen)            6th Floor                      Insurance & Pensions Section,
                             Col. Bosques de Chapultepec    Grupo Financiero Bancomer
                             Mexico, D.F. 11588

Peter T. Flawn               University of Texas            Director of El Paso/
(United States Citizen)      23rd and San Jacinto           President Emeritus,
                             Room GEO526                    University of Texas at Austin
                             Austin, TX 78705

James F. Gibbons             Stanford University            Director of El Paso/Former
(United States Citizen)      Paul G. Allen Center for       Dean of Engineering, Stanford
                             Integrated Systems             University
                             Room 201, Mail Stop 4075
                             Stanford, CA 94305

Ben F. Love                  Chase Bank of Texas            Director of El Paso/Investor
(United States Citizen)      600 Travis, 18th Floor
                             Houston, TX  77002

Kenneth L. Smalley           5 Queensview Court             Director of El Paso/Retired
(United States Citizen)      Dallas, TX 75225

Malcolm Wallop               Western Strategy Group         Director of El Paso
(United States Citizen)      1100 Wilson Boulevard,
                             Suite 14
                             Arlington, VA 22209